400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

March 25, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Request for Withdrawal of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company’s post-effective amendments filed with respect to the following series of the Company. Each post-effective amendment was filed on Form N-1A as referenced below and has not been declared effective by the Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares MSCI ACWI with EM Exposure ETF	S000045085	354	1/31/2014
iShares MSCI USA High Dividend Yield Index Fund	S000038925	248	8/20/2012
iShares MSCI GCC Countries ex Saudi Arabia Index Fund	S000038924	247	8/20/2012
iShares MSCI Vietnam Investable Market Index Fund	S000036007	173	12/5/2011

The Company has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filings, the most recent of which were filed on March 12, 2015 and scheduled to become effective on April 10, 2015.

Subsequent to the filings, the Company decided not to go forward with the offerings of the funds as series of the Company. No securities were sold in connection with the offerings.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares, Inc.

By:	/s/ Sarah M. Coutu
Sarah M. Coutu
Assistant Secretary

BlackRock Investments, LLC

By:	/s/ Edward Baer
Edward Baer
Managing Director